                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                               (Amendment No. 1)

                    Under the Securities Exchange Act of 1934

                               Electrosource, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $1.00 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  872649-10-8
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                           William B. Lawrence, Esq.
                                    TRW Inc.
                               1900 Richmond Road
                             Cleveland, Ohio 44124
                                 (216) 291-7000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 24, 1997
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

        If the filing person has previously filed a statement on Schedule
           13G to report the acquisition which is the subject of this
            Schedule 13D, and is filing this schedule because of Rule
                    13d-1(b)(3) or (4), check the following:

                                  SCHEDULE 13D

---- ---------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     TRW Inc.                                           I.D. # 34-0575430
---- ---------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a)
                                                                         (b)

---- ---------------------------------------------------------------------------
 3   SEC USE ONLY

---- ---------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     OO
---- ---------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

---- ---------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Ohio
----- -------- --------- -------------------------------------------------------
                  7      SOLE VOTING POWER

                         0 shares
               --------- -------------------------------------------------------
NUMBER            8      SHARED VOTING POWER
OF
SHARES                   499,304 shares
BENEFICIALLY   --------- -------------------------------------------------------
OWNED BY          9      SOLE DISPOSITIVE POWER
EACH
REPORTING                0 shares
PERSON WITH    --------- -------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                         499,304 shares
---- ---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

     499,304 shares
---- ---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

---- ---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.0%
---- ---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
---- ---------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

---- ---------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     BDM International, Inc.                                I.D. # IE 54-1561881
---- ---------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a)
                                                                         (b)

---- ---------------------------------------------------------------------------
 3   SEC USE ONLY

---- ---------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     OO
---- ---------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

---- ---------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
----- -------- --------- -------------------------------------------------------
                  7      SOLE VOTING POWER

                         0 shares
               --------- -------------------------------------------------------
NUMBER            8      SHARED VOTING POWER
OF
SHARES                   499,304 shares
BENEFICIALLY   --------- -------------------------------------------------------
OWNED BY          9      SOLE DISPOSITIVE POWER
EACH
REPORTING                0 shares
PERSON WITH    --------- -------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                         499,304 shares
---- ---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

     499,304 shares
---- ---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

---- ---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.0%
---- ---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
---- ---------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

        This Amendment No. 1 to Schedule 13D (this "Amendment No. 1") is being filed pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act") on behalf of TRW Inc., an Ohio corporation ("TRW") and BDM International, Inc., a Delaware corporation ("BDM"). This Amendment No. 1 amends the Schedule 13D, filed by BDM on Friday, January 2, 1998, relating to the voting common stock of Electrosource, Inc. TRW hereby joins BDM in the filing of this Amendment No. 1.

Item 2. Identity and Background.

        Item 2(a) is hereby amended and restated to read as follows:

        (a) This Statement is filed jointly by TRW and BDM. At midnight, New York City time on December 24, 1997, TRW accepted for purchase 97.94 percent of the outstanding common stock of BDM upon expiration of its cash tender offer for all of the outstanding shares of BDM. BDM became a wholly-owned subsidiary of TRW on December 29, 1997.

Item 7. Material to be Filed as Exhibits.

        Exhibit 99 Joint Filing Agreement between TRW and BDM, dated January 5, 1998.

                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 5, 1998

                             TRW Inc.

                             By: /s/ William B. Lawrence
                                 William B. Lawrence
                                 Executive Vice President,
                                 General Counsel and Secretary


                             BDM INTERNATIONAL, INC.

                             By: /s/ C. Thomas Faulders, III
                                 C. Thomas Faulders, III
                                 Executive Vice President, Treasurer
                                 and Chief Financial Officer